SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                          (Amendment No. _______)

                         ASI ENTERTAINMENT, INC.
                             (Name of Issuer)

                                  Common
                        (Title of Class of Securities)

                                04516D 10 0
                               (CUSIP Number)

                             Philip A. Shiels
      Suite 2, 1601 Main Road, Research, Victoria 3095, Australia
                             61-3-9437-1233
       (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                            September 18, 2001
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box G.

Check the following box if a fee is being paid with the statement G. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  04516D 10 0                    13D



(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           Philip A. Shiels

(2)  Check the Appropriate Box if a Member of a Group*   (a) G
                                                         (b) G
            Not Applicable

(3)  SEC Use Only

(4)  Source of Funds*

           Corporate Acquisition

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

            Australia

Number of Shares             (7)  Sole Voting Power
Beneficially Owner
by Each Reporting                    752,022
Person with                  (8)  Shared Voting Power

                                     752,022
                             (9)  Sole Dispositive Power

                                     752,022
                             (10)  Shared Dispositive Power

                                     -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  752,022

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares



(13)  Percent of Class Represented by Amount in Row (11)

                                    7.1%

(14)  Type of Reporting Person: Individual

Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock ("Common Stock"), of ASI Entertainment, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Suite 2, 1601 Main Road, Research, Victoria 3095, Australia.

Item 2. 	Identity and Background

(a) This statement is being filed on behalf of Philip A. Shiels (the "Reporting Person").

(b) The business address of the Reporting Person is Suite 2, 1601 Main Road, Research, Victoria 3095, Australia.

(c) The Reporting Person's principal occupation is Chief Financial Officer of ASI Entertainment, Inc.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)  The Reporting Person is a citizen of Australia.

Item 3.   Source and Amount of Funds or Other Consideration

No cash purchase price was paid by the Reporting Person in connection with contractual relationship described in Item 4. The shares reported herein were acquired as a result of a corporate acquisition.



Item 4.   Purpose of Transaction

The Reporting Person had an interest in marketing and manufacturing rights which were acquired by the Company in a stock-for-assets exchange. The Company entered into an acquisition of certain defined marketing and manufacturing rights of the Reporting Person and others in exchange for a total of 6,000,000 common shares of the Company, of which 3,931,347 shares have been issued to date. The Reporting Person is not related to any of the other persons in the transaction other than they had common ownership and control of the assets. This transaction closed on September 18, 2001. The transaction has given the Company effective control of defined marketing and manufacturing rights of the Reporting Person.

There was no change to the Board of Directors as a result of the transaction.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person is currently the beneficial owner of 752,022 shares of Common Stock, constituting approximately 7.3% of the shares of Common Stock outstanding as of September 25, 2001. These shares are owned of record by Research Trust No. 2, of which the Reporting Person holds a power of attorney for the Trustee. Research Trust No. 2 also holds stock options to acquire 166,667 common shares at $.50 per share. The Reporting Person holds stock options to acquire 166,667 common shares at $.50 per share.

(b) The Reporting Person has sole voting power with respect to 752,022 shares of the common stock and shared voting power with respect to 752,022 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 752,022 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Items 4 and 5, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Items 4 and 5, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7.  Material to Be Files as Exhibits: None.


                                Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



/S/Philip A. Shiels
Philip A. Shiels                               Date 9/18/01